NovaBay Pharmaceuticals, Inc.

5980 Horton Street, Suite 550

Emeryville, CA 94608

October 22, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes

Re:	NovaBay Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-140714)

Acceleration Request

Requested Date: October 24, 2007

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NovaBay Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-140714), and the Registrant’s Registration Statement on Form 8-A, effective at the Requested Date and Requested Time set forth above, or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NovaBay Pharmaceuticals, Inc.

By:	/s/ RAMIN NAJAFI
Ramin (“Ron”) Najafi
Chief Executive Officer and President